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ESSA Pharma Inc. Receives FDA Approval to Commence Clinical Development

Houston, Texas and Vancouver, Canada, September 23, 2015 — ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI; NASDAQ: EPIX) announced today that the U.S. Food and Drug Administration (“FDA”) has approved its Investigational New Drug (“IND”) application to initiate a Phase 1/2 clinical study of its novel agent, EPI-506, for the treatment of metastatic castration-resistant prostate cancer (“CRPC”) in patients who have failed current therapies. Enrolment in the clinical trial is expected to commence in the next few weeks.

In its planned Phase 1/2 clinical trial, ESSA intends to demonstrate the safety, tolerability, maximum tolerated-dose, pharmacokinetics, and efficacy of EPI-506 in treating prostate cancer patients who have failed abiraterone or enzalutamide or both, the current standard-of-care drugs in metastatic CRPC. The trial is expected to enrol approximately 150 subjects.

“We are excited to initiate this clinical trial with EPI-506.” said Dr. Frank Perabo, ESSA’s Chief Medical Officer. “The novel mechanism of action of EPI-506 holds high potential to successfully treat prostate cancer patients who have failed existing therapies.”

The Company also intends to seek approval from the Health Protection Branch (“HPB”) in Canada to include Canadian sites in the Phase 1/2 study, and plans to file a Clinical Trial Authorization application with the HPB in order to obtain that approval.

The approval of the IND application is expected to trigger an additional $3.7 million of funding from the Cancer Prevention and Research Institute of Texas (“CPRIT”). Under ESSA’s agreement with CPRIT, a total of $12 million of grant funding (repayable out of potential product revenues) will be made available to the Company, of which $2.8 million has already been received. ESSA expects to receive the additional $3.7 million in the next few weeks.

Contact Information :

Bob Rieder

CEO, ESSA Pharma Inc.

T: 778-331-0962; 832-831-5958

C: 604-562-8235

E: brieder@essapharma.com

Frank Perabo

Chief Medical Officer

T : 832-831-5958

About ESSA Pharma Inc.

ESSA Pharma is a development-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, locking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009 and is located in Vancouver, British Columbia and Houston Texas.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA’s novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company’s upcoming Phase 1/2 clinical trial; receipt of CPRIT funds; and the implementation of the Company’s business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s prospectus dated December 5, 2014 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile at the SEDAR website at www.sedar.com, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.